EXHIBIT 99.2
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NEWS RELEASE

MAY 17, 2004

ARC ENERGY TRUST CONFIRMS JUNE 15, 2004 CASH DISTRIBUTION AMOUNT
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CALGARY, MAY 17, 2004 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
confirms that the cash distribution to be paid on June 15, 2004 in respect of May production, for unitholders of record on May 31, 2004, will be $0.15 per trust unit. The ex-distribution date is May 27, 2004.

As at May 17, 2004, the Trust's trailing twelve-month cash distributions, including the May 17, 2004 payment, total $1.80 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3 billion. The Trust currently has an interest in oil and gas production of approximately 54,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer


     For further information about ARC Energy Trust, please visit our website WWW.ARCRESOURCES.COM or contact:


                Investor Relations, E-mail: ir@arcresources.com
                 Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                       Suite 2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9